TIC
Tel Instrument
Electronics Corp.

                                                             September 16, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Mr. Kevin L. Vaughn (Mail Stop 6010)

Re:      Tel-Instrument Electronics Corp
         Form 10-K for the fiscal year ended March 31, 2008
         File No. 001-31990

Dear Mr. Vaughn:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your August 26, 2008 letter.

Form 10-K as of March 31, 2008
------------------------------

Note 2 - Summary of Significant Accounting Policies, page 21
------------------------------------------------------------

General
-------

1. Please revise this footnote in future filings to clearly disclose the nature of your unbilled receivables and your related policy.

Future filings will include the following disclosure of our unbilled receivables and our related accounting policy.

Unbilled Government Receivables
-------------------------------

Unbilled government receivables represent unbilled costs and accrued profits primarily related to revenues on long-term contracts that have been recognized for accounting purposes, but not yet billed to customers. As revenues are recognized, performance-based payments and progress payments are charged as an offset to the related receivables balance.

Revenue Recognition, page 21
----------------------------

2. We note that revenues for repairs and calibrations are recognized "when the units are shipped". Tell us and revise future filings to disclose why it is appropriate to recognize revenues recognition from repairs and calibrations at shipment. Revise future filings to clarify if you recognize revenue from repairs and calibration when the originally units are shipped.

For the fiscal year ended March 31, 2008, approximately $939,000 (8%) of revenues was derived from repairs and calibrations. These revenues are for units that are periodically returned for annual calibrations and/or for repairs after the warranty period has expired. The Company does not recognize any revenue from repairs and calibrations when the units are originally shipped. Revenues on repairs and calibrations are recognized at time the repaired or calibrated unit is shipped as it is at this time that the work is completed. The Company's terms are F.O.B. Plant, and as such, delivery has occurred, and revenue recognized, when picked up and acknowledged by a common carrier. Future filings will incorporate this information.

3. We note your disclosures regarding the ITATS program. Please revise future filings to disclose how you determine the percentage of completion on this contract.

Future filings will provide the following disclosure on how we determine percentage of completion.

Due to the unique nature of the ITATS program wherein a significant portion of this contract will not be delivered for over a year, revenues under this contract are recognized on a percentage-of-completion basis, which recognizes sales and profit as they are earned, rather than at the time of shipment. Revenues are estimated using the cost-to-cost method of accounting where revenues are recognized and profits recorded based upon the ratio of costs incurred to our estimate of total costs at completion. The ratio of costs incurred to our estimate of total costs at completion is applied to the contract value to determine the revenues. Estimated profits are recorded in the proportion that incurred costs bear to total estimated costs. When adjustments in estimated contract revenues or estimated costs at completion are required, any changes from prior estimates are recognized by recording adjustments in the current period for the inception-to-date effect of the changes on current and prior periods.

Revenue Recognition, page 21
----------------------------

4. We note your accounting policy disclosed here relating to shipping and handling costs, however, it does not appear that your policy for shipping and handling costs complies with EITF 00-10. Please revise future filings to classifying shipping and handling costs charged to customers as revenue. Further, if you elect to continue to classify the related shipping and handling costs incurred as selling, general and administrative expenses, please also provide this note in future filings to disclose the amount of shipping and handling cots incurred.

Future filings will include disclosure of amounts billed to customers for shipping and handling as well as the costs incurred. Amounts billed to customers for 2008 and 2007 were $39,217 and $34,685, respectively. Such amounts were not considered material to reclassify.

Inventories, page 22
--------------------

5. We note that you have classified certain service part inventory as current asset although you do not expect to use it within one year. Please quantify the amount of inventory you held at March 31, 2008 and 2007 that was not expected to be used within one year. Additionally, please tell us how your current presentation complies with A4 of Chapter 3 of ARB 43.

The Company performs a detailed analysis of obsolete and slow-moving inventory to ensure that inventories are properly stated, and provides for those items that it will not be able to use or sell. Items not expected to be used within one year are estimated to be less than 2% of current assets, and, as such, were not material for reclassification. As a result, substantially all of the inventory is considered current as described in A4 of Chapter 3 of ARB 43.

Note 6 - Accrued Expenses, page 30
----------------------------------

6. We note that you have accrued audit and tax preparation fees of $88,400 and $76,000 at March 31, 2008 and 2007, respectively. Please tell us the nature of these costs and the periods to which they relate. Additionally, please revise future filings to comply with AICPA TPA 5290.05, as necessary.

The Company has been consistent for over 10 years in expensing its audit and tax fees for the years to which they relate. As of March 31, 2008 and March 31, 2007, approximately $68,000 and $58,000, respectively, are for fees to be incurred in the subsequent period. While this practice may not comply with AICPA TPA 5290.05, the Company believes that this presentation is more consistent with prior years' presentation.

Note 8 -  Income Taxes, page 32
-------------------------------

7. We note that you have only recorded a valuation allowance of approximately 7% of your deferred tax assets. We further note that you have incurred losses from operations in each of fiscal years 2008, 2007 and 2006. Please provide us with your analysis of the required valuation allowance under paragraph 17(e) of SFAS 109, including a discussion of how you considered paragraphs 23 and 24 of SFAS 109.

While the Company has incurred losses the last few years, these losses are not indicative of our future.

Over the last few years, the Company has won competitive awards for two major contracts for new products, CRAFT or AN/USM-708 and ITATS or AN/ARM-206, from the U.S. Navy. These contracts include multi-year production deliveries, and the Company expects that production shipments under these programs will commence in calendar year 2009. However, the Company has started to ship the initial pilot production units in July 2008. If the production options are exercised in full, these programs have an aggregate revenue value of approximately $40 million over the next few years and will generate sufficient income to cover the deferred tax asset. The gross profit should increase when the Company begins delivering production units for these programs. The products under these contracts represent cutting edge technology, and should provide Tel with a competitive advantage for years to come.

In addition, the Company is also anticipating a return to profitable operations in fiscal year 2009 due to an increase in projected sales from two recent large IDIQ ("Indefinite Delivery/Indefinite Quantity") contracts with the U.S. Army and the previously announced $2.2 million AN/USM-719 IFF test set order from the U.S. Navy. Engineering expenses are also projected to decline as the development phase of the AN/USM-708 program nears completion. For the quarter ended June 30, 2008, the Company was profitable.

The Company has prepared projections that show that the Company will produce more than enough taxable income to realize the deferred tax asset based upon the potential value of the deliverables that are contained within the contracts awarded, and which the Company expects to be exercised by the government as well as the continued sales of its existing products, and the Company's cost structure.

After reviewing the evidence, in accordance with paragraphs 23 and 24 of SFAS 109, the Company believes it is more likely than not that a 100% valuation allowance is not required.

Note 8 -  Income Taxes, page 32
-------------------------------

8. Further to the above, revise your disclosures in Critical Accounting Policies in MD&A to describe in greater detail the significant judgments and estimates considered in reaching your conclusion that it is more likely than not that the deferred tax assets will be realized. In this regard, disclosure your consideration of factors listed in paragraphs 23 and 24 of SFAS 109.

Future filings will include the following disclosure in Critical Accounting Policies in MD&A to describe significant judgments and estimates considered in reaching our conclusion that it is more likely than not that the deferred assets will be realized.

Income taxes - Deferred tax assets arise from a variety of sources, the most significant being: a) tax losses that can be carried forward to be utilized against profits in future years; b) expenses recognized in the books but disallowed in the tax return until the associated cash flow occurs; and c) valuation changes of assets which need to be tax effected for book purposes but are taxable only when the valuation change is realized.
Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when such differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefit which is not more likely than not to be realized. In assessing the need for a valuation allowance, future taxable income is estimated, considering the realization of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, changes to statutory tax rates and future taxable income levels. In the event it was determined that the Company would not be able to realize all or a portion of our deferred tax assets in the future, we would reduce such amounts through a charge to income in the period in which that determination is made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through an increase to income in the period in which that determination is made.

The Company will also incorporate facts noted above in the response to number 7 in our disclosure.

Note 11 - Discontinued Operations, page 35
------------------------------------------

9. We note that you classified the marine systems division as a discontinued operation during the year ended March 31, 2008. We further note from your disclosures on page 2 that no plans have been finalized as to the disposition of your marine systems assets or business. Finally, we note your disclosures in
Note 12 of Form 10-Q as of June 30, 2008 that the marine business continued to generate sales and incur expenses subsequent to March 31, 2008. With reference to paragraphs 27-30 of SFAS 144, tell us how you plan to dispose of the marine systems division and tell us why you believe it is appropriate to report this business as a discontinued operation.

During the fourth quarter of 2008, the Company ceased all marketing and research and development activities related to its marine systems division. If we receive orders, we will fill them from inventory. Due to the recurring losses, and the Company's discontinuance of all marketing activities, the remaining inventory was determined to be of no value. The Company is marketing the sale of this division, and is in the process of talking with potential buyers. The Company expects this division to be sold by March 31, 2009, the end of its current fiscal year.

Note 15 - Segment Information, page 39

10. We note that your segment assets only include accounts receivable and work-in-process inventory. Please reconcile your segment assets of $4,430,754 and $3,603,945 at March 31, 2008 and 2007, respectively, to the sum of your accounts receivable and work-in-process inventory of $4,399,618 and $3,105,550, at March 31, 2008 and 2007, respectively.

Reconciliation - March 31, 2008

         Segment Assets at March 31, 2008, as reported          $ 4,430,754
                  Allowance for bad debts                           (31,206)
                  Other                                                  70
                                                                -----------
           Sum of accounts receivable and inventories           $ 4,399,618
                                                                ===========


Reconciliation - March 31, 2007

         Segment Assets at March 31, 2007, as reported          $ 3,603,945
                  Incorrect classification of inventory in
                    segment note                                   (498,395)
                                                                -----------
Sum of accounts receivable and inventories                      $ 3,105,550
                                                                ===========

Note 15 - Segment Information, page 39
--------------------------------------

11. Please revise future filings to make all of the applicable enterprise wide disclosures required by paragraph 38 of SFAS 131.

Footnote 12 in Notes to the Consolidated Financial Statements includes the disclosure for revenues to foreign countries. All of our long-lived assets are domestic. In future filings we will incorporate this disclosure in our segment footnote or cross-reference to where the information can be located.


We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.


                                            Sincerely,


                                            /s/  Joseph P. Macaluso
                                            -----------------------------------
                                                 Joseph P. Macaluso
                                                 Principal Accounting Officer